April 1, 2008

Securities and Exchange Commission
Division of Corporation Finance
Attn:  Mr. Paul Cline, Senior Accountant
100 F Street, N. E.  Mail Stop 4561
Washington, D. C. 20549

Re:          Navistar Financial Corporation
Form 10-K for Fiscal year ended October 31, 2004, and
Form 10-K for Fiscal Year Ended October 31, 2005
Filed February 15, 2005, and December 10, 2007, respectively
File No. 001-04146

Dear Mr. Cline:

On behalf of Navistar Financial Corporation (the “Company,” or “our,” “we”), this letter is in response to comments provided by the Securities and Exchange Commission (“SEC” or “Commission”) staff in your letter of January 15, 2008, with respect to the Company’s Annual Report on Form 10-K for the year ended October 31, 2004 and the Annual Report on Form 10-K for the year ended October 31, 2005.  The SEC comments and our responses are set forth below.

Navistar Financial Corporation acknowledges that: (i) it is responsible for the adequacy of the disclosure in its Form 10-K for the years ended October 31, 2005 and 2004; (ii) SEC staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States; and, finally, (iv) the Division of Enforcement has access to all information we provide to the staff in connection with the staff’s comments on the filings noted above.

The previous staff comments and those made on January 15, 2008 were considered.  Changes for previous comments were made in the financial statements for the three years ended October 31, 2005, and were included with changes being made in the financial statements for the three years ended October 31, 2006, presented in its Form 8-K filed on March 6, 2008.

We look forward to working with you to ensure the appropriateness of the Corporation’s enhanced disclosure.  Please feel free to contact me at any time at 630-753-4094 or via email at John.Mulvaney@navistar.com or via fax at 630-753-4090.

Sincerely,

/s/  JOHN V. MULVANEY, SR.
       John V. Mulvaney, Sr.
       Vice President, CFO and Treasurer
       Principal Financial Officer
       Navistar Financial Corporation

Cc:          Brittany Ebbertt, SEC
Stacey L. Prange, NFC Acting General Counsel
Kristin L. Moran, NFC General Counsel
Alice M. Peterson, Chairman NFC Audit Committee

In these replies, the following naming convention is used:
“Company” or “NFC” or “us” or “our” or “we” refers to Navistar Financial Corporation, File No. 001-04146; “Navistar” or “NIC” or “parent company” refers to Navistar International Corporation, File No. 001-9618; “International” or “ITEC” refers to International Truck and Engine Company which owns 100% of NFC and is owned 100% by NIC.  Specific Inquiries from the Securities and Exchange Commission are numbered and in normal typeface.  The Company’s responses are indented and in italics.

General

1.	Please file your response letter dated November 20, 2007 on EDGAR.

Company Response: Our response dated November 20, 2007 was converted and filed using the EDGAR system on February 20, 2008.

Management's Discussion and Analysis
Guarantees, page 7

2.
Please tell us and revise future filings to disclose, as applicable, your exposure related to the bank conduit and swap settlement transaction. Further, please clarify how you determined this conduit should not be consolidated, referencing all applicable technical guidance.

Company Response: When we securitized our non-fleet retail note receivables and finance leases we have used term securitizations and various multi-seller bank conduits.  These conduits are sponsored or administered by each independent bank.  In each of the transactions where we used bank conduits to fund our acquisition and origination of retail notes and finance leases, we performed an analysis in accordance with the provisions of FIN 46(R), “Consolidation of Variable Interest Entities” (specifically paragraphs 12 and 13) to determine if we were the primary beneficiary and thus required to consolidate the conduit.  In each case we concluded that we did not have a variable interest in the conduit since the assets sold by us to the conduit as a percentage of the total assets held by the conduit were di minimus as the conduit’s purchase receivables from various entities, thus we were not the primary beneficiary and not required to consolidate the conduit. Further, under paragraph 13 of FIN 46(R) we determined that collections on the assets we sold to the conduit are not restricted.  That is, our assets are not linked solely to specific liabilities or other specified interests. See also the new disclosure in response to the staff’s comment 4.

As to the extent of our exposure on the swap settlement transactions, we are only required to make a payment if the amount of collected principal and interest is less than the expected amounts.  To date we have not been required to make any payments under these transactions.

Financial Statements

Note 2, Restatement of Previously Issued Financial Statements
Retail Securitizations, page 40

3.
We note your revised response to prior comment 15 from our comment letter dated September 27, 2005. Please revise to disclose how you determined that you retained an element of effective control over certain transferred assets underlying retail securitizations under paragraph 9(c) of SFAS 140.

Company Response: During the 2005 restatement we conducted a complete review of the various pooling and servicing agreements and our servicing procedures.  We discovered that we did not meet paragraph 9(c) or paragraphs 9(b) and 35(b) of SFAS 140, and therefore determined that our non-fleet retail notes and leases should be reported as secured borrowings rather than sales. Under the legal agreements in place as part of financing these receivables, we were required to buy back the receivable if we modified certain terms. Since the ability to modify was within our control, we therefore concluded that we maintained effective control over the receivables and that our servicing activities were not significantly limited.

Exchangeable Debt Derivative, page 40

We have considered your revised response to prior comment 9 in our comment letter dated September 27, 2005 and have the following comments:

•
Please provide us with your final journal entries, subsequent to the 2005 restatement, for recording the original debt issuance and the assumption of the debt by the parent company. Please include entries for all components of the transaction, including the debt issuance, embedded conversion feature and the $50.5 million capital transaction.

•
Further, please tell us how you evaluated the issuance and assumption transactions to arrive at your conclusion regarding the proper accounting treatment, including how you determine the $50.5 million paid to your parent company qualifies as a capital contribution. Reference all technical literature and guidance used.

•
Please specifically tell us how you determined the embedded conversion feature qualifies as an embedded derivative that requires bifurcation. Please include references to all technical literature and guidance used.

Company Response: For clarification, the journal entries at the end of this response present how the transaction should have been booked initially if the accounting treatment determined to be the correct treatment during the  “2005 Restatement” had been used in 2002.  The entries show the subsequent journal entries through June of 2004 when the debt was assumed legally by NIC.

In March 2002, NFC issued $220 million 4.75% Exchangeable Debt due 2009 in a registered public offering (File number 333-87716-01).  This debt was exchangeable into shares of common stock in NIC, our ultimate parent, using a fixed exchange rate and price of NIC stock.  In analyzing the accounting literature (see Appendix I) for this transaction, the Company determined that these Notes were issued as exchangeable into NIC common stock primarily as a means to afford NFC a lower borrowing rate.

Components of the Transaction:

The following components of the transaction are addressed in our evaluation: the accounting on Day 1 (when the Exchangeable Notes were issued), Day 2 (each month/year following Day 1) and finally Day 3 (the day when NIC assumes the debt and NFC’s involvement and responsibility for the liability ended).  We focused on:

         1.    Cash received by the Company
         2.    Cash paid to Navistar and its characterization
         3.    Underwriting or debt issuance costs
         4.     Value, if any, of the conversion feature permitting the Holders of the Notes to exchange them for shares of Navistar Common Stock
         5.     Amortization of the Debt discount
         6.    Adjustments to the Company's capital structure based on the values of some of the above components

The following questions were evaluated by the Company in determining the proper accounting for the transaction.

1.
How many instruments or contracts were there in this transaction requiring valuation?  If there are two stand-alone instruments (the Note and the exchange feature), then should they be valued separately in accordance with FAS 133 paragraphs 6 to 10?  If there is only one instrument, then would the exchange feature be “embedded” in the Note?

ANSWER: Section 12.2 of the indenture contained in the registration statement requires the holders to surrender the Note when seeking to convert the Note into shares of NIC common stock.  Further the documents say that if the Note is redeemed by the Company it can not be exchanged for shares of NIC common stock.  Given those two conditions, we concluded that the Exchangeable Note (i.e. the Host) is a single instrument with an embedded exchange feature.

2.	If the exchange feature is an embedded derivative, then is it subject to bifurcation in accordance with FAS 133 paragraph 12?

ANSWER: Since we concluded that there is only one instrument containing an embedded derivative, we applied the guidance of paragraph 12 of FAS 133 to the embedded feature.  Paragraph 12 requires bifurcation if the derivative is:

•	Not clearly and closely related to the host (12(a))
•	The host contract is not re-measured under other GAAP at fair value (12(b))
•	A separate instrument with the same terms as the embedded instrument would be subject to paragraphs 6—11 of FAS 133 (12(c))

In applying the guidance in paragraph 12 of FAS 133, we concluded that the economic characteristics and risks of the exchange feature would not be considered clearly and closely related (based on the criteria described in paragraph 61 of FAS 133) as compared to the host debt agreement (as part of this analysis we concluded the host instrument was more like debt than equity); the hybrid instrument was not accounted for at fair value under any other applicable GAAP with changes in fair value recorded in current earnings; and, if the exchange feature were freestanding it would meet the requirements in paragraphs 6 - 9 of FAS 133 to qualify as a derivative.  Further, the hybrid instrument would not qualify for any of the scope exceptions provided in paragraph 11(a) of FAS 133 as the underlying basis of the conversion feature would not be considered indexed to its own stock because it is indexed to NIC common stock.

Thus, all three criteria of FAS 133 paragraph 12 have been met and the exchange feature would require bifurcation and need to be separately accounted for under FAS 133.

Accounting of the Transaction under Bifurcation:

Issuance of Notes

Upon issuance of the debt by the Company, multiple elements were recorded to capture the value of the debt, debt issuance costs, value of the conversion option with the note holders (the “Holders”) and the payment to NIC.  From the gross proceeds of $220 million, $5.5 million cash was paid to underwriters; $50.5 million cash was paid to NIC; and the balance, $164.0 million in cash was paid to NFC.  These amounts were all disclosed in the S-3 filed with the Securities and Exchange Commission (File number 333-87716-01).

As noted above, the conversion option held by the Holders was designated as an embedded derivative that required bifurcation as a liability and it was recorded at its fair value of $61.5 million.  This value was computed by independent third party valuation specialists engaged by the Company. Initially the Company considered the $50.5 million payment to NIC as the purchase of a call option and the $11 million difference between what was paid to NIC and the value determined by the third party valuation specialists was recorded as a paid-in-capital distribution from parent.  Upon subsequent review of the legal documents and discussions with counsel, management determined that the $50.5 million should not be classified as a derivative call option as no legal contract exists between NFC and NIC, thus the recording of a call option as part of the issuance of the Notes was reversed during the 2005 restatement. Additionally, the Company reversed the entry to paid-in capital and recorded debt discount of $61.5 million.

Since there was no legal contract, the payment to NIC was reflected as a capital transaction by the Company separately from the issuance of the Notes.  See Appendix II for the actual Journal Entries

Subsequent to issuance

After issuance of the debt, the Company recognized the straight line amortization of the debt issuance costs and debt discount over the life of the debt (7 years) as well as quarterly mark-to-market adjustments for the fair value of the derivative liability based on calculations by third party valuation specialists.  These expenses and changes in value are recognized every reporting period subsequent to issuance until the debt was assumed by NIC.

Assumption of Debt

In June 2004, NIC assumed the debt from the Company in exchange for $170 million cash (offset by accrued interest payable of $1.8 million).  Upon assumption, the Company made a final mark-to-market adjustment for the embedded derivative and recognition of debt issuance costs and amortization as of May 31, 2004, prior to removing the debt from its books.  After this was completed, the Company removed the debt of $220 million along with the unamortized discount of $46.8 million and unamortized debt issuance costs of $4.5 million.  The Company also removed the conversion option which had a fair value of $17.6 million. Finally, there was a difference between the cash paid to NIC and the book value of the items written off by the Company, which resulted in a $21.5 million.  This was accounted for as an adjustment to paid-in-capital which is consistent with footnote 1 in APB 26, Early Extinguishment of Debt.

Discussion of fair value calculations:

In March 2002 and June 2004, the underwriters used in the transactions calculated the fair value of the amount to be paid to NIC ($50.5 million) and the assumption price ($170 million).  During the 2005 restatement, NFC engaged an independent third party valuation specialist to calculate the fair value of the Conversion option for all reporting periods.    Because the amount paid upon assumption was determined by the directors of NIC and NFC, this value was not changed.

Note 10, Senior and Subordinated Debt, page 50

4.           Please revise to disclose your consolidation policy, specifically related to variable interest entities, in Note 1, Summary of Accounting Policies.

Company Response: In the financial statements for the year ended October 31, 2006 presented in the Form 8-K filed on March 6, 2008 we included discussion of our policies and procedures as to identification, valuation and re-evaluation of any entity or transaction involving an actual or potential variable interest entity. The disclosure included follows:

The accompanying consolidated financial statements include the assets, liabilities, revenues, and expenses of Navistar Financial Corporation, its wholly-owned subsidiaries and VIEs, if any, of which we are the primary beneficiary. The effects of transactions among consolidated entities have been eliminated to arrive at the consolidated amounts.

In December 2003, Financial Accounting Standards Board (FASB) Interpretation No. 46, (Revised), was issued which addresses the consolidation of business enterprises to which the usual condition of consolidation does not apply (i.e. ownership of a majority voting interest). We adopted this interpretation in April 2004.  At the end of each fiscal quarter and year, we determine if we are the primary beneficiary of any VIEs.

To date, the only potential VIEs identified are the retail trusts which are consolidated and the bank conduits used in various financing transactions. Since our variable interest in the assets in each of these individual conduit VIEs is significantly less than 50% of the fair value of the conduit VIE’s total assets we have concluded that we are not the primary beneficiary of any conduit VIE0since our interests in the assets of each conduit VIE  is not considered  to be a variable interest in the conduit VIE itself but rather a variable interest in specified assets of the conduit VIE.  Further, our interests in specified assets are not the sole source of payment for specified liabilities or specified other interests.  If, at any time, where a trigger event under paragraph 15 to occur and our interest in the total assets of a conduit VIE (including any derivative or other indemnification agreement) exceeds 50% of the fair value of the conduit VIE’s total assets, we would perform the required analysis to determine whether we were the primary beneficiary of that conduit VIE and, if so, would include the assets and liabilities of the conduit VIE in our consolidated financial statements.

Note 15, Securitization Transactions, page 60

5.
We note that you have a number of off balance sheet securitizations through various financing vehicles. Please tell us, and revise future filings to the extent they are applicable and material, for any non-consolidated conduit or SPE for which you have material exposure:

a.  Categories and rating of assets the off-balance sheet entity holds;

b.  Weighted-average life of assets the off-balance sheet entity holds;

c.      Forms of funding and weighted-average life of the funding the off-balance sheet entity holds;

d.      Any material difficulties the off-balance sheet entity has experienced in issuing its financing during the period;

                 e.     Any material write-downs or downgrades of assets the off-balance sheet entity holds;

 f.  Maximum limit of the losses to be borne by any first loss note holders;

g.  Types of variable interests you hold in the off-balance sheet entity;

        h.      Detailed disclosure regarding your obligations under the liquidity facilities. For example, consider the following items, to the extent applicable:

  whether there are triggers associated with your obligations to fund, whether there are any terms that would limit your obligation to perform, any obligations under the facilities (e.g., to purchase assets from or commercial paper the off-balance sheet entity issued), and their material terms, whether there are any other liquidity providers, and if so, how your obligation ranks with the other liquidity providers;
i.  Whether you provided or assisted the off balance sheet entity in obtaining any other type of support, or whether it is your current intention to do so; and

j.  Potential impact on debt covenants, capital ratios, credit ratings, or dividends, should you be required to consolidate the entity or incur significant losses associated with the entity,

To the extent that you have identified consolidation and variable interest entities as a critical accounting policy, please also tell us:

k.     the scenarios where you would have to consolidate the off-balance sheet entity, and your expectation of the likelihood of such consolidation; and

1.     the frequency of which you reconsider, and the typical triggers which require you to reconsider, whether you are the primary beneficiary of the entity.

Company Response: Before responding to each item raised above, we have the following clarifying comments related to our securitizations both off-balance sheet and those returned to our balance sheet as part of the 2005 Restatement.  First, only the transactions involving wholesale notes (related to floor planning) wholesale accounts or large retail accounts (factored using TRAC) are off balance sheet.  Second, the retail note and lease transactions that we now include in our financial statements  as receivables and secured borrowings are included not because the “funding vehicles” used (conduits, owner trusts or SPEs) represent VIEs we must consolidate, but rather they are included because we do not meet all of the criteria of SFAS No. 140.  Further we direct the staff to our response in comment No. 4 above, that we evaluate each securitization vehicle to see if consolidation is required under FIN 46(R).

As to the specific points raised by the staff:

a through c. NFC is one seller out of many to the off-balance sheet entity; we do not have access to this information.  The weighted-average life of the receivables we sell to the entity ranges from less than 12 months for wholesale floor-planned units to less than 60 days for various retail and open account accounts.

d. Strictly based on conversations with the banks, funding was slightly more costly or took longer than historically following the issues in the sub-prime market beginning  in the third quarter of calendar 2007 and currently ongoing.

e.  Not known

f. and g. For all receivables we sell to these entities, we maintain a retained and or subordinated interest in the specified assets what we sold.  This retained interest is the first to absorb losses over the life of the assets.  This retained interest is reflected in our statement of financial condition as Amounts due from sale of receivables.  Should losses exceed our retained interests, the excess is solely the responsibility of the off-balance sheet entity.

h.  Once we sell our receivables we have no further financial obligations except for the absorption of losses up to our retained interests and any related interest rate swap obligations.  We have no obligations to fund or provide liquidity.  If a receivable from a customer is sold we are required to repurchase the receivable if we violate certain terms of the servicing agreement, such as, we agree to change the yield when dealing with a delinquent customer.

i.  We have not in the past and in the future do not expect to provide nor facilitate obtaining support for the off-balance sheet entity.

j.  As the off-balance sheet entities are not affiliated with us, there is no impact on debt covenants, capital ratios, credit ratings, or dividends.  As to the retail securitizations we now account for as secured borrowings, the one area requiring heightened scrutiny is our fixed charge coverage ratio.  We have a formal agreement with our parent company that requires a payment by them so that the ratio is not violated.

k. There are no scenarios which would require consolidation of the off-balance sheet entity and thus, no likelihood.

l.  Finally, as discussed in our response to the Staff’s comment No. 4, at the end of each quarter we review the likelihood of the existence of VIEs and, if identified, we evaluate if we are the primary beneficiary of the entity. To date we have not been considered the primary beneficiary of any identified VIE.

Note 16, Fair Value of Financial Instruments, page 64

6.
Please revise to disclose the fair value amounts and methods used to determine the fair value amounts for all financial instruments, whether recognized or not recognized on the statement of financial condition. Refer to paragraphs 7 and 10 of SFAS 107 for guidance.

Company Response: We included the following clarification to the disclosure to our Fair Value of Financial Instruments footnote in our 2006 financial statements:

The fair values of Senior and subordinated debt are estimated by discounting the future contractual cash flows using an estimated discount rate reflecting interest rates currently being offered for debt with similar terms.

The estimated fair values for all other financial assets and financial liabilities listed above approximate their carrying values as the result of the short-term nature or variable interest rate terms inherent in the financial instruments.

Exhibit 12, Calculation of Ratio of Earnings to Fixed Charges

7.
Please refer to prior comment 16 in our letter dated September 27, 2005 and revise this Exhibit to include the calculation of the ratio of earnings to fixed charges for the last five fiscal years as required by Item 503(d) of Regulation S-K.

Company Response: We were relying on a letter from Ms. Stephanie L. Hunsaker in the Office of the Chief Accountant dated July 24, 2006, informing NIC and NFC that selected financial data and data prior to the period being audited by our independent registered public accountants did not need to be included in the Annual Report on Form 10-K for 2005.  We interpreted this to include information in any tables or Exhibits to the Form 10-K that normally include periods in addition to the years subject to the audit.  We based our conclusion on the belief that if the disclosure included information that was not restated the intended comparability would be lost.  As a result we will not change the exhibit in the 2005 10-K and intend to file the calculation of the ratio of earnings to fixed charges for the four fiscal years ending October 31, 2006 when we filed our 2006 financial statements.   A full five years will be included in our Annual Report on Form 10-K for 2007, and each subsequent Form 10-K thereafter.

Appendix I

The applicable guidance covering debt instruments consists of that which existed when the Exchangeable Notes were issued and that issued subsequently.  All of the guidance was consulted and is listed below but the primary guidance was:

▪	EITF 98-2, Accounting by a Subsidiary or Joint Venture for an Investment in the Stock of Its Parent Company or Joint Venture Partner
▪	EITF 90-19, Convertible Bonds with Issuer Option to Settle for Cash upon Conversion
▪	EITF 00-19, Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company's Own Stock
▪	EITF D-98, Classification and Measurement of Redeemable Securities
▪	FAS 133, Accounting for Derivative Instruments and Hedging Activities, as Amended and Interpreted (February 2004), paragraphs 6-10, 11(a), 12, 13, 57(a), 57(c), 61(d), 61(k)
▪
DIG Issue B3: Embedded Derivatives: Investor’s Accounting for a Put or Call Option Attached to a Debt Instrument Contemporaneously with or Subsequent to its Issuance (Cleared by the Board March 31, 1999 and revised September 25, 2000)

GAAP applicable as of the Note's issuance date on March 25, 2002

▪	APB 14, Accounting for Convertible Debt and Debt Issued with Stock Purchase Warrants
▪	APB 26, Early Extinguishment of Debt
▪	EITF 85-17, Accrued Interest upon Conversion of Convertible Debt
▪	EITF 98-2, Accounting by a Subsidiary or Joint Venture for an Investment in the Stock of Its Parent Company or Joint Venture Partner
▪	EITF 90-19, Convertible Bonds with Issuer Option to Settle for Cash upon Conversion
▪	EITF 00-19, Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company's Own Stock
▪	EITF 86-30, Classification of obligations when a violation is waived by the creditor
▪	EITF 00-27, Application of Issue No.98-5 to Certain Convertible Instruments
▪	EITF 01-6, The Meaning of "Indexed to a Company's Own Stock”
▪	EITF D-98, Classification and Measurement of Redeemable Securities
▪	FAS 128, Earnings Per Share
▪	FAS 133, Accounting for Derivative Instruments and Hedging Activities, as Amended and Interpreted (February 2004), paragraphs 6-10, 11(a), 12, 13, 57(a), 57(c), 61(d), 61(k)
▪
DIG Issue B3: Embedded Derivatives: Investor’s Accounting for a Put or Call Option Attached to a Debt Instrument Contemporaneously with or Subsequent to its Issuance (Cleared by the Board March 31, 1999 and revised September 25, 2000)

▪	DIG Issue B15: Embedded Derivatives: Separate Accounting for Multiple Derivative Features Embedded in a Single Hybrid Instrument (Cleared by the Board on May 17, 2000)
▪	DIG Issue B16: Embedded Derivatives: Calls and Puts in Debt Instruments(Cleared by the Board on May 17, 2000)
▪	DIG Issue K1: Miscellaneous: Determining Whether Separate Transactions Should Be Viewed as a Unit (Cleared by the Board on February 17, 1999)
▪
DIG Issue K3: Miscellaneous: Determination of Whether Combinations of Options with the Same Terms Must Be Viewed as Separate Option Contracts or as a Single Forward Contract (Cleared by the Board on May 17, 2000 and revised May, 2003)

▪	CON 6: Elements of Financial Statements [Concept Statement 6, referenced below]

GAAP not yet codified as of the Note's issuance date on March 25, 2002

▪	EITF 05-2, The Meaning of “Conventional Convertible Debt Instrument”
▪	EITF 05-4, The Effect of a Liquidated Damages Clause on a Freestanding Financial Instrument Subject to Issue No. 00-19
▪	DIG Issue B38: Embedded Derivatives: Evaluation of Net Settlement with Respect to the Settlement of a Debt Instrument through Exercise of an Embedded Put Option or Call Option
▪	DIG Issue B39: Embedded Derivatives: Application of Paragraph 13(b) to Call Options That Are Exercisable Only by the Debtor
▪	(FSP)EITF 00-19-2, Accounting for Registration Payment Arrangement
▪	EITF 04-8, The Effect of Contingently Convertible Instruments on Diluted Earnings per Share

Appendix II

The following are the Journal Entries recorded by the Company in connection with the Exchangeable Debt (in Millions):
	Dr.	Cr.
March 2002 -- Issuance
Cash	$164.0
Discount	61.5
Debt Issuance Costs	5.5
Exchangeable Debt		$220.0
Derivative Liability		61.5
APIC	50.5
To record the issuance of the debt

October YTD 2002
Debt Issuance amortization expense	$0.5
Debt Issuance Costs		$0.5
Discount Expense	3.7
Discount		3.7
Derivative Liability	35.1
Other Expense (Mark to Market)		35.1
To record amortization of discount, issuance costs, and "mark to market" adjustments for 2002

October YTD 2003
Debt Issuance amortization expense	$0.8
Debt Issuance Costs		$0.8
Discount Expense	6.7
Discount		6.7
Derivative Liability		2.2
Other Expense	2.2
To record amortization of discount, issuance costs, and "mark to market" adjustments for 2003

Fiscal 2004 Prior to assumption
Debt Issuance amortization expense	$0.5
Debt Issuance Costs		$0.5
Discount Expense	4.1
Discount		4.1
Derivative Liability	11.0
Other Income		11.0
To record amortization of discount, issuance costs, and "mark to market" adjustments for 2004 before assumption

Upon assumption
Exchangeable Debt	$220.0
Accrued interest payable	1.8
Derivative Liability	17.6
Cash		$167.3
Debt Issuance Costs		4.5
Discount		46.9
APIC		20.7
To record assumption of the Debt by NIC